Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

****

The following supplemental or revised pages were added to the website www.UnitedContinentalMerger.com on August 11, 2010.

United Let’s Fly Together  A United Airlines/Continental Airlines Combination Is Good For Alabama:   Alabama will benefit from a world class route network serving 370 airports around the world   Service   Once the merger is completed:   • The combined carrier will serve 3 airports   across Alabama. The combined carrier will   continue to serve all the communities each   carrier currently serves.  Huntsville Birmingham Mobile Jobs   • United and Continental Airlines employ 6   people1 in Alabama, in addition to United   Express, Continental Express and Continental   Connection employees who provide service   across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s   leading frequent flyer program, offering vast   opportunities for customers to earn and redeem   miles, including on Star Alliance partners.   • The combined carrier will provide Alabama   residents improved service to 222 domestic   airports and 148 international airports.   DAILY ALABAMA   DEPARTURES2   UNITED: 11   CONTINENTAL: 14   TOTAL 25   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Alaska:   Alaska will benefit from a world class route network serving 370 airports around the world   Service   Once the merger is completed:   • The combined carrier will continue to serve   Anchorage, AK.   Anchorage Jobs   • Continental Airlines employs 14 people1 in Alaska,   in addition to United Express, Continental Express   and Continental Connection employees who   provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s   leading frequent flyer program, offering vast   opportunities for customers to earn and redeem   miles, including on Star Alliance partners.   • The combined carrier will provide Alaska residents   improved service to 222 domestic airports and   148 international airports.   • Served by United and Continental   Airlines   • Continental Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.   DAILY ALASKA DEPARTURES2   UNITED: 1*   CONTINENTAL: 3   TOTAL 4   *Starting on May 22, 2010, United will serve   Alaska   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Arizona:   Arizona will benefit from a world class route network serving 370 airports around the world    Service   Once the merger is completed:   • The combined carrier will serve 3 airports across Arizona. The combined carrier will continue to   serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 280 people1 in Arizona, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.  Yuma Phoenix Tucson Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Arizona residents improved service to 222 domestic airports and 148 international airports.   DAILY ARIZONA DEPARTURES2   UNITED: 35   CONTINENTAL: 16   TOTAL 51   • Served by United and Continental   Airlines   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Arkansas:   Arkansas will benefit from a world class route network serving 370 airports around the world   Fayetteville/Springdale  Service   Once the merger is completed:   • The combined carrier will serve 2 airports in Arkansas. The combined carrier will continue to serve all the communities each carrier currently serves.   Little Rock   Jobs   • Continental Airlines employs 2 people1 in Arkansas, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Arkansas residents improved service to 222 domestic airports and 148 international airports.   DAILY ARKANSAS   DEPARTURES2   UNITED: 11   CONTINENTAL: 12   TOTAL 23   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

UNITED LET'S FLY TOGETHER

A United Airlines/Continental Airlines Combination Is Good For California:

California will benefit from a world class route network serving 370 airports around the world


Crescent City
Arcata/Eureka
Redding
Chico
Sacramento
San Francisco (HUB)
Oakland
San Jose
Modesto
Fresno
Monterey
Bakersfield
Inyokern
San Luis Obispo
Santa Maria
Santa Barbara
Burbank
Ontario
Los Angeles (HUB)
Orange County
Palm Springs
Carlsbad
San Diego
Imperial

- Served by United and Continental Airlines
- United

Service

Once the merger is completed:

- The combined carrier will serve 24 airports across California, with hub operations at Los Angeles International Airport and San Francisco International Airport. The combined carrier will continue to serve all the communities each carrier currently serves.

Jobs

- United and Continental Airlines employ approximately 13,800 people[1] in California, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.
- The combined carrier will provide California residents improved service to 222 domestic airports and 148 international airports.

DAILY CALIFORNIA DEPARTURES[2]	
UNITED:	654
CONTINENTAL:	61
TOTAL	715

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010 scheduled departures.

Continental Airlines UNITED STAR ALLIANCE

UNITED LET'S FLY TOGETHER

A United Airlines/Continental Airlines Combination Is Good For Colorado:
Colorado will benefit from a world class route network serving 370 airports around the world

Service

Once the merger is completed:

- The combined carrier will serve 9 airports across Colorado, with hub operations at Denver International Airport. The combined carrier will continue to serve all the communities each carrier currently serves.

Jobs

- United and Continental Airlines employ approximately 4,600 people[1] in Colorado, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.

- The combined carrier will provide Colorado residents improved service to 222 domestic airports and 148 international airports.


Hayden/Streamboat Springs
Vail/Eagle
Denver (HUB)
Grand Junction
Aspen
Montrose
Gunnison/ Crested Butte
Colorado Springs
Durango

- Served by United and Continental Airlines
- United

DAILY COLORADO DEPARTURES[2]	
UNITED:	461
CONTINENTAL:	17
TOTAL	478

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010 scheduled departures.

Continental Airlines UNITED STAR ALLIANCE

A United Airlines/Continental Airlines Combination Is Good For Connecticut:   Connecticut will benefit from a world class route network serving 370 airports around the world  Hartsford/Springfield   Service   Once the merger is completed:   • The combined carrier will continue to serve Hartford, CT.   Jobs   • United and Continental Airlines employ approximately 80 people1 in Connecticut, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.    • The combined carrier will provide Connecticut residents improved service to 222 domestic airports and 148 international airports.   DAILY CONNECTICUT DEPARTURES2   UNITED: 10   CONTINENTAL: 6   TOTAL 16   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Delaware:   Delaware will benefit from a world class route network serving 370 airports around the world  Philadelphia   Baltimore   Service   Once the merger is completed:   • The combined carrier will serve 2 airports in the Delaware area. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 420 people1† at Delaware-area airports, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Delaware residents improved service to 222 domestic airports and 148 international airports.   † Figure includes employees at Philadelphia International and   Baltimore Washington International airports.   DAILY DELAWARE-AREA   DEPARTURES2   UNITED: 30   CONTINENTAL: 25   TOTAL 55   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Florida:   Florida will benefit from a world class route network serving 370 airports around the world Pensacola  F. Walton Beach  Jacksonville  Orlando  Tampa/St. Petersburg  Fort Meyers  West Palm Beach  Ft. Lauderdale  Miami  Key West   Service   Once the merger is completed:   • The combined carrier will serve 11 airports across Florida. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 1,600 people1 in Florida, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Florida residents improved service to 222 domestic airports and 148 international airports.   DAILY FLORIDA DEPARTURES2   UNITED: 41   CONTINENTAL: 169   TOTAL 210   • Served by United and Continental   Airlines   • Continental Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Georgia: Georgia will benefit from a world class route network serving 370 airports around the world Atlanta Savannah   Service   Once the merger is completed:   • The combined carrier will serve 2 airports in Georgia. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 240 people1 in Georgia, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Georgia residents improved service to 222 domestic   airports and 148 international airports.   DAILY GEORGIA   DEPARTURES2   UNITED: 21   CONTINENTAL: 25   TOTAL 46   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

UNITED LET'S FLY TOGETHER

A United Airlines/Continental Airlines Combination Is Good For Guam:

Guam will benefit from a world class route network serving 370 airports around the world


Agana

• **Continental Airlines**

Service

Once the merger is completed:

- The combined carrier will continue to serve Agana, Guam, with hub operations at Antonio B. Won Pat Guam International Airport.

Jobs

- Continental Airlines and Continental Micronesia employ approximately 1,000 people[1] in Guam, in addition to Continental Connection employees who provide service across our route networks.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.

- The combined carrier will provide Guam residents improved service to 222 domestic airports and 148 international airports.

DAILY GUAM DEPARTURES[2]	
CONTINENTAL:	20
TOTAL	20

United currently does not serve Guam

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010 scheduled departures.

Continental Airlines UNITED STAR ALLIANCE

UNITED LET'S FLY TOGETHER

A United Airlines/Continental Airlines Combination Is Good For Hawaii:
Hawaii will benefit from a world class route network serving 370 airports around the world

Service

Once the merger is completed:

- The combined carrier will serve 4 airports across Hawaii. The combined carrier will continue to serve all the communities each carrier currently serves.

Jobs

- United, Continental Airlines and Continental Micronesia employ approximately 1,400 people[1] in Hawaii, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.

- The combined carrier will provide Hawaii residents improved service to 222 domestic airports and 148 international airports.



Lihue
Honolulu
Kahului
Kona

- **Served by United and Continental Airlines**
- **United**

DAILY HAWAII DEPARTURES[2]	
UNITED:	23
CONTINENTAL:	8
TOTAL	31

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010 scheduled departures.

Continental Airlines UNITED STAR ALLIANCE

A United Airlines/Continental Airlines Combination Is Good For Idaho: Idaho will benefit from a world class route network serving 370 airports around the world  Boise  Idaho Falls     Service   Once the merger is completed:   • The combined carrier will serve 2 airports in Idaho. The combined carrier will continue to serve   all the communities each carrier currently serves.   Jobs   • United employs approximately 45 people1 in Idaho, in addition to United Express employees who provide service across our route networks. Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Idaho residents improved service to 222 domestic airports and 148 international airports.   DAILY IDAHO DEPARTURES2   UNITED: 16   TOTAL 16   Continental Airlines does not currently serve   Idaho   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Illinois:   Illinois will benefit from a world class route network serving 370 airports around the world  Chicago (HUB)  Moline  Peoria Springfield   Service   Once the merger is completed:   • The combined carrier’s corporate and operational headquarters will remain in Chicago.   • The combined carrier will serve 4 airports across Illinois, including hub operations at O’Hare International Airport.  The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 13,600 people1 in Illinois, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks. • After this merger, the combined carrier will remain the largest private employer headquartered in Chicago.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Illinois residents improved service to 222 domestic airports and 148 international airports.   • Served by United and   Continental Airlines   • United   DAILY ILLINOIS   DEPARTURES2   UNITED: 605   CONTINENTAL: 22   TOTAL 627   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Indiana:   Indiana will benefit from a world class route network serving 370 airports around the world  South Bend/Elkhart/Mishawaka  Fort Wayne  Indianapolis   Service   Once the merger is completed:   • The combined carrier will serve 3 airports across Indiana. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 80 people1 in Indiana, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Indiana residents improved service to 222 domestic airports and 148 international airports.   DAILY INDIANA   DEPARTURES2   UNITED: 24   CONTINENTAL: 18   TOTAL 42   • Served by United and Continental   Airlines   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Iowa: Iowa will benefit from a world class route network serving 370 airports around the world Cedar Rapids/Iowa City  Des Moines   Service   Once the merger is completed:   • The combined carrier will serve 2 airports in Iowa. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United employs approximately 45 people1 in Iowa, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Iowa residents improved service to 222 domestic airports and 148   international airports.   DAILY IOWA DEPARTURES2   UNITED: 21   CONTINENTAL: 2   TOTAL 23   • Served by United and Continental   Airlines   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Kansas:   Kansas will benefit from a world class route network serving 370 airports around the world Wichita   Service   Once the merger is completed:   • The combined carrier will continue to serve Wichita, KS.   Jobs   • United employs approximately 35 people1 in Kansas, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Kansas residents improved service to 222 domestic airports and 148 international airports.   DAILY KANSAS   DEPARTURES2   UNITED: 10   CONTINENTAL: 4   TOTAL 14   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Kentucky: Kentucky will benefit from a world class route network serving 370 airports around the world Cincinnati, OH  Louisville  Lexington  Paducah    Service   Once the merger is completed:   • The combined carrier will serve 3 airports in Kentucky, as well as Cincinnati/Northern Kentucky International Airport, which serves the northern part of the state. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 40 people1† in Kentucky, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Kentucky residents improved service to 222 domestic airports and 148 international airports.   † Figure includes employees at Lexington, Louisville, Paducah and   Cincinnati/Northern Kentucky airports.   DAILY KENTUCKY DEPARTURES2*   UNITED: 23   CONTINENTAL: 21   TOTAL 44   *Includes flights from Cincinnati/Northern Kentucky   International Airport   • Served by United and Continental   Airlines   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Louisiana:   Louisiana will benefit from a world class route network serving 370 airports around the world  Shreveport  Monroe  Alexandria  Baton Rouge  Lake Charles  Lafayette  New Orleans   Service   Once the merger is completed:   • The combined carrier will serve 7 airports across   Louisiana. The combined carrier will continue to   serve all the communities each carrier currently   serves.   Jobs   • United and Continental Airlines employ   approximately 160 people1 in Louisiana, in addition   to United Express, Continental Express and   Continental Connection employees who provide   service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s   leading frequent flyer program, offering vast   opportunities for customers to earn and redeem   miles, including on Star Alliance partners.   • The combined carrier will provide Louisiana   residents improved service to 222 domestic   airports and 148 international airports. DAILY LOUISIANA   DEPARTURES2   UNITED: 11   CONTINENTAL: 53   TOTAL 64   • Served by United and Continental   Airlines   • Continental Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Maine: Maine will benefit from a world class route network serving 370 airports around the world   Portland   Service   Once the merger is completed:   • The combined carrier will continue to serve Portland, ME.   Jobs   • Continental Airlines employs 1 person1 in Maine, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Maine residents improved service to 222 domestic airports and 148 international airports.   • Served by United and Continental   Airlines   DAILY MAINE   DEPARTURES2   UNITED: 6   CONTINENTAL: 5   TOTAL 11   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Maryland: Maryland will benefit from a world class route network serving 370 airports around the world  Baltimore   Service   Once the merger is completed:   • The combined carrier will continue to serve Baltimore, MD.   Jobs   • United and Continental Airlines employ approximately 190 people1 in Maryland, in addition to  United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Maryland residents improved service to 222 domestic airports   and 148 international airports.   DAILY MARYLAND   DEPARTURES2   UNITED: 13   CONTINENTAL: 12   TOTAL 25   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Massachusetts:   Massachusetts will benefit from a world class route network serving 370 airports around the world  Boston  Nantucket   Service   Once the merger is completed:   • The combined carrier will serve 2 airports in Massachusetts. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 860 people1 in Massachusetts, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Massachusetts residents improved service to 222 domestic airports and 148 international airports.   DAILY MASSACHUSETTS   DEPARTURES2   UNITED: 27   CONTINENTAL: 20   TOTAL 47   • Served by United and Continental   Airlines   • Continental Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Michigan: Michigan will benefit from a world class route network serving 370 airports around the world  Hancock  Traverse City  Sagnaw  Mustkegon  Flint  Lansing  Detroit  Grand Rapids   Service   Once the merger is completed:   • The combined carrier will serve 8 airports across Michigan. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 610 people1 in Michigan, in addition to  United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Michigan residents improved service to 222 domestic   airports and 148 international airports.   DAILY MICHIGAN   DEPARTURES2   UNITED: 33   CONTINENTAL: 20   TOTAL 53   • Served by both airlines   • United   • Continental Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Minnesota: Minnesota will benefit from a world class route network serving 370 airports around the world  Duluth  Minneapolis/St. Paul   Service   Once the merger is completed:   • The combined carrier will serve 2 airports in   Minnesota. The combined carrier will continue   to serve all the communities each carrier   currently serves.   Jobs   • United and Continental Airlines employ   approximately 350 people1 in Minnesota, in   addition to United Express, Continental   Express and Continental Connection   employees who provide service across our   route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s   leading frequent flyer program, offering vast   opportunities for customers to earn and redeem   miles, including on Star Alliance partners.   • The combined carrier will provide Minnesota   residents improved service to 222 domestic   airports and 148 international airports.   DAILY MINNESOTA   DEPARTURES2   UNITED: 19   CONTINENTAL: 14   TOTAL 33   • Served by United and Continental   Airlines   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

UNITED LET'S FLY TOGETHER

A United Airlines/Continental Airlines Combination Is Good For Mississippi:

Mississippi will benefit from a world class route network serving 370 airports around the world

Service

Once the merger is completed:

- The combined carrier will serve 2 airports in Mississippi. The combined carrier will continue to serve all the communities each carrier currently serves.

Jobs

- Continental Airlines employs 1 person[1] in Mississippi, in addition to Continental Express and Continental Connection employees who provide service across our route networks.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.

- The combined carrier will provide Mississippi residents improved service to 222 domestic airports and 148 international airports.


Jackson
Gulfport

• Continental Airlines

DAILY MISSISSIPPI DEPARTURES[2]	
CONTINENTAL:	9
TOTAL	9
United does not currently serve Mississippi	

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010 scheduled departures.

Continental Airlines UNITED STAR ALLIANCE

A United Airlines/Continental Airlines Combination Is Good For Missouri: Missouri will benefit from a world class route network serving 370 airports around the world  Kansas City  St. Louis  Springfield   Service   Once the merger is completed:   • The combined carrier will serve 3 airports in Missouri. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 230 people1 in Missouri, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Missouri residents improved service to 222 domestic airports and 148 international airports.   DAILY MISSOURI   DEPARTURES2   UNITED: 44   CONTINENTAL: 29   TOTAL 73   • Served by United and Continental   Airlines   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For Montana: Montana will benefit from a world class route network serving 370 airports around the world  Kaslispell  Missoula  Great Falls Helena  Bozeman  Billings   Service   Once the merger is completed:   • The combined carrier will serve 6 airports across Montana. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United employs approximately 30 people1 in Montana, in addition to United Express employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Montana residents improved service to 222 domestic airports and 148 international airports.   DAILY MONTANA   DEPARTURES2   UNITED: 22   TOTAL 22   Continental Airlines does not currently serve   Montana   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For Nebraska: Nebraska will benefit from a world class route network serving 370 airports around the world  Omaha  Lincoln   Service   Once the merger is completed:   • The combined carrier will serve 2 airports in Nebraska. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 60 people1 in Nebraska, in addition to United Express, Continental Express and Continental Connection employees in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Nebraska residents improved service to 222 domestic airports and 148 international airports.   DAILY NEBRASKA   DEPARTURES2   UNITED: 20   CONTINENTAL: 8   TOTAL 28   • Served by United and Continental   Airlines   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For New Hampshire: New Hampshire will benefit from a world class route network serving 370 airports around the world  Manchester  Service   Once the merger is completed:   • The combined carrier will continue to serve Manchester, NH.   Jobs   • United and Continental Airlines employ 5 people1 in New Hampshire, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide New Hampshire residents improved service to 222 domestic   airports and 148 international airports. DAILY NEW HAMPSHIRE   DEPARTURES2   UNITED: 6   CONTINENTAL: 7   TOTAL 13   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For New Jersey: New Jersey will benefit from a world class route network serving 370 airports around the world  Newark  (HUB)    Service   Once the merger is completed:   • The combined carrier will continue with hub operations at Newark Liberty International Airport, the premier domestic and international gateway to the New Jersey/New York City region – the nation’s business and financial capital.   Jobs   • United and Continental Airlines employ approximately 13,900 people1 in New Jersey, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide New Jersey residents improved service to 222 domestic airports and 148 international airports.   DAILY NEW JERSEY-AREA   DEPARTURES2   UNITED: 17   CONTINENTAL: 393   TOTAL 410   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For New Mexico: New Mexico will benefit from a world class route network serving 370 airports around the world  Albuquerque   Service   Once the merger is completed:   • The combined carrier will continue to serve Albuquerque, NM.   Jobs   • United and Continental Airlines employ approximately 65 people1 in New Mexico, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide New Mexico residents improved service to 222 domestic airports and 148 international airports.   DAILY NEW MEXICO   DEPARTURES2   UNITED: 11   CONTINENTAL: 6   TOTAL 17   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

UNITED LET'S FLY TOGETHER

A United Airlines/Continental Airlines Combination Is Good For New York:
New York will benefit from a world class route network serving 370 airports around the world



Syracuse
Rochester
Albany
Buffalo
Ithaca
Binghampton
White Plains
Jamestown
New York (LGA)
Newark Liberty (HUB)
New York (JFK)

Service

Once the merger is completed:

- The combined carrier will serve 11 airports in the New York region, with hub operations at Newark Liberty International Airport. The combined carrier will continue to serve all the communities each carrier currently serves.

Jobs

- United and Continental Airlines employ approximately 15,700 people[1] in the New York region, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.

- The combined carrier will provide New York region residents improved service to 222 domestic airports and 148 international airports.

[†] Figure includes employees at Newark Liberty International Airport and in New York state.

- **Served by both airlines**
- **United**
- **Continental Airlines**

DAILY NEW YORK REGION DEPARTURES[2*]

UNITED:	111
CONTINENTAL:	444
TOTAL	555

*Includes flights from Newark Liberty International Airport and all New York state airports

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010

Continental Airlines UNITED STAR ALLIANCE

A United Airlines/Continental Airlines Combination Is Good For North Carolina: North Carolina will benefit from a world class route network serving 370 airports around the world  Greensboro  Raleigh  Charlotte  Ashville   Service   Once the merger is completed:   • The combined carrier will serve 4 airports across North Carolina, with hub operations at Charlotte Douglas International Airport. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 230 people1 in North Carolina, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide North Carolina residents improved service to 222 domestic airports and 148 international airports.   DAILY NORTH CAROLINA   DEPARTURES2   UNITED: 28   CONTINENTAL: 39   TOTAL 67   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For North Dakota: North Dakota will benefit from a world class route network serving 370 airports around the world  Minot  Birsmark  Fargo   Service   Once the merger is completed:   • The combined carrier will serve 3 airports in North Dakota. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • All employees in North Dakota are employed by Express service affiliates of United who provide service across our route networks.1   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide North Dakota residents improved service to 222 domestic airports and 148 international airports.   DAILY NORTH DAKOTA   DEPARTURES2   UNITED: 13   TOTAL 13   Continental Airlines does not currently serve North   Dakota   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Ohio: Ohio will benefit from a world class route network serving 370 airports around the world  Cleveland (HUB)  Akron  Columbus  Dayton  Cincinnati   Service   Once the merger is completed:   • The combined carrier will serve 5 airports across Ohio, and the combined carrier will have 10 hubs including Cleveland. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 2,400 people1 in Ohio, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Ohio residents improved service to 222 domestic airports and 148 international airports.   DAILY OHIO DEPARTURES2   UNITED: 51   CONTINENTAL: 198   TOTAL 249   • Served by United and Continental   Airlines   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For Oklahoma: Oklahoma will benefit from a world class route network serving 370 airports around the world  Tulsa  Oklahoma City   Service   Once the merger is completed:   • The combined carrier will serve 2 airports in Oklahoma. The combined carrier will continue to  serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 160 people1 in Oklahoma, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Oklahoma residents improved service to 222 domestic airports and 148 international airports.   DAILY OKLAHOMA   DEPARTURES2   UNITED: 22   CONTINENTAL: 18   TOTAL 40   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For Oregon: Oregon will benefit from a world class route network serving 370 airports around the world  Portland  Eugene  North Bend  Redmond  Medford  Klamath Falls   Service   Once the merger is completed:   • The combined carrier will serve 6 airports across Oregon. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 210 people1 in Oregon, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Oregon residents improved service to 222 domestic airports and 148 international airports.   DAILY OREGON DEPARTURES2   UNITED: 81   CONTINENTAL: 5   TOTAL 86   • Served by United and Continental   Airlines   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For Pennsylvania: Pennsylvania will benefit from a world class route network serving 370 airports around the world  Erie  Bradford  Wilkes-Barre  Du Bois  Franklin  Allentown  State College  Pittsburgh  Altoona  Harrisburg  Philadelphia  Johnstown   Service   Once the merger is completed:   • The combined carrier will serve 12 airports in Pennsylvania. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 330 people1 in Pennsylvania, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Pennsylvania residents improved service to 222 domestic airports and 148 international airports. DAILY PENNSYLVANIA   DEPARTURES2   UNITED: 60   CONTINENTAL: 50   TOTAL 110   • Served by both airlines   • United   • Continental Airlines   †Allentown is served by Continental Airlines with bus service   to/from New York/Newark   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For Puerto Rico: Puerto Rico will benefit from a world class route network serving 370 airports around the world  Aguadilla  San Juan   Service   Once the merger is completed:   • The combined carrier will serve 2 airports in Puerto Rico. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 70 people1 in Puerto Rico, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners. • The combined carrier will provide Puerto Rico residents improved service to 222 domestic airports and 148 international airports.   DAILY PUERTO RICO   DEPARTURES2   UNITED: 3   CONTINENTAL: 6   TOTAL 9   • Served by United and Continental   Airlines   • Continental Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For Rhode Island: Rhode Island will benefit from a world class route network serving 370 airports around the world  Providence   Service   Once the merger is completed:   • The combined carrier will continue to serve Providence, RI.   Jobs   • United and Continental Airlines employ approximately 75 people1 in Rhode Island, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Rhode Island residents improved service to 222 domestic airports and 148 international airports.   DAILY RHODE ISLAND   DEPARTURES2   UNITED: 8   CONTINENTAL: 8   TOTAL 16   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For South Carolina: South Carolina will benefit from a world class route network serving 370 airports around the world  Greenville  Columbia  Myrtle Beach  Charleston   Service   Once the merger is completed:   • The combined carrier will serve 4 airports across South Carolina. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 50 people1 in South Carolina, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide South Carolina residents improved service to 222 domestic airports and 148 international airports.   DAILY SOUTH CAROLINA   DEPARTURES2   UNITED: 20   CONTINENTAL: 14   TOTAL 34   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For South Dakota: South Dakota will benefit from a world class route network serving 370 airports around the world  Rapid City  Sioux Falls   Service   Once the merger is completed:   • The combined carrier will serve 2 airports in South Dakota. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United employs approximately 40 people1 in South Dakota, in addition to United Express employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.    • The combined carrier will provide South Dakota residents improved service to 222 domestic   airports and 148 international airports.   DAILY SOUTH DAKOTA   DEPARTURES2   UNITED: 17   TOTAL 17   Continental Airlines currently does not serve South   Dakota   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For Tennessee: Tennessee will benefit from a world class route network serving 370 airports around the world  Knoxville  Nashville  Memphis   Service   Once the merger is completed:   • The combined carrier will serve 3 airports across Tennessee. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 30 people1 in Tennessee, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.    • The combined carrier will provide Tennessee residents improved service to 222 domestic airports and 148 international airports.   DAILY TENNESSEE   DEPARTURES2   UNITED: 24   CONTINENTAL: 25   TOTAL 49   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

UNITED LET'S FLY TOGETHER

A United Airlines/Continental Airlines Combination Is Good For Texas:
Texas will benefit from a world class route network serving 370 airports around the world

Service

Once the merger is completed:

- Houston will be the largest hub for the combined airline with access to the most comprehensive route network which will bring significant opportunities.
- The combined carrier will serve 21 airports across Texas. The combined carrier will continue to serve all the communities each carrier currently serves.
- Houston will not only be the premier gateway to Latin America, but will also get new service to other parts of the world.

Jobs

- United and Continental Airlines employ approximately 18,400 people[1] in Texas, in addition to United Express, Continental Express and Continental Connection employees.
- After this merger, the combined carrier will maintain significant operations in Houston and remain one of the largest private employers in the Houston area.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.
- The combined carrier will provide Texas residents improved service to 222 domestic airports and 148 international airports.



Amarillo
Lubbock
Dallas/Ft. Worth
Dallas (Love)
El Paso
Midland/
Odessa
Waco
Tyler
Killeen
College
Station
Austin
Beaumont
San Antonio
Houston
(HUB)
Del Rio
Victoria
Corpus Christi
Laredo
McAllen
Harlingen
Brownsville

- **Served by United and Continental Airlines**
- **Continental Airlines**

DAILY TEXAS DEPARTURES[2]	
UNITED:	65
CONTINENTAL:	746
TOTAL	811

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010 scheduled departures.

Continental Airlines UNITED STAR ALLIANCE

A United Airlines/Continental Airlines Combination Is Good For Utah: Utah will benefit from a world class route network serving 370 airports around the world  Salt Lake City   Service   Once the merger is completed:   • The combined carrier will continue to serve Salt Lake City, UT.   Jobs   • United and Continental Airlines employ approximately 1,100 people1 in Utah, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Utah residents improved service to 222 domestic airports and 148 international airports.   DAILY UTAH DEPARTURES2   UNITED: 17   CONTINENTAL: 3   TOTAL 20   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

A United Airlines/Continental Airlines Combination Is Good For Vermont: Vermont will benefit from a world class route network serving 370 airports around the world  Burlington   Service   Once the merger is completed:   • The combined carrier will continue to serve Burlington, VT.   Jobs   • United and Continental Airlines employ 4 people1 in Vermont, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Vermont residents improved service to 222 domestic airports and 148 international airports. DAILY VERMONT   DEPARTURES2   UNITED: 7   CONTINENTAL: 5   TOTAL 12   • Served by United and Continental   Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

A United Airlines/Continental Airlines Combination Is Good For Virginia: Virginia will benefit from a world class route network serving 370 airports around the world  Washington National  Washington Dulles (HUB)  Charlottesville  Shenandoah Valley  Richmond  Norfolk  Roanoke   Service   Once the merger is completed:   • The combined carrier will serve 7 airports across Virginia, with hub operations at Washington Dulles International Airport. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • United and Continental Airlines employ approximately 5,800 people1 in Virginia, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Virginia residents improved service to 222 domestic airports and 148 international airports.   DAILY VIRGINIA   DEPARTURES2   UNITED: 338   CONTINENTAL: 47   TOTAL 385   • Served by United and Continental   Airlines   • United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010 scheduled departures.

UNITED LET'S FLY TOGETHER

A United Airlines/Continental Airlines Combination Is Good For Washington, DC:
Washington, DC will benefit from a world class route network serving 370 airports around the world

Service

Once the merger is completed:

- The combined carrier will serve 3 airports near Washington, DC, with hub operations at Washington Dulles International Airport. The combined carrier will continue to serve all the communities each carrier currently serves.

Jobs

- United and Continental Airlines employ approximately 5,900 people[1†] in the Washington, DC area, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.

- The combined carrier will provide Washington, DC area residents improved service to 222 domestic airports and 148 international airports.

[1] Figure includes employees at Washington Reagan, Washington Dulles and Baltimore Washington International airports, as well as adjacent facilities.



Baltimore
Washington Dulles (HUB)
Washington Reagan

• **Served by United and Continental Airlines**

DAILY DC-AREA DEPARTURES[2*]

UNITED:	**316**
CONTINENTAL:	**41**
TOTAL	**357**

* Includes Washington Reagan, Washington Dulles and Baltimore Washington International airports

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010 scheduled departures.

Continental Airlines UNITED STAR ALLIANCE

UNITED LET'S FLY TOGETHER

A United Airlines/Continental Airlines Combination Is Good For Washington State:

Washington will benefit from a world class route network serving 370 airports around the world



SeaTac
Spokane
Pasco

• **Served by United and Continental Airlines**

• **United**

Service

Once the merger is completed:

- The combined carrier will serve 3 airports across Washington. The combined carrier will continue to serve all the communities each carrier currently serves.

Jobs

- United and Continental Airlines employ approximately 910 people[1] in Washington, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.

- The combined carrier will provide Washington residents improved service to 222 domestic airports and 148 international airports.

DAILY WASHINGTON DEPARTURES[2]	
UNITED:	54
CONTINENTAL:	13
TOTAL	67

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010

Continental Airlines UNITED STAR ALLIANCE

A United Airlines/Continental Airlines Combination Is Good For West Virginia: West Virginia will benefit from a world class route network serving 370 airports around the world  Morgantown  Clarksburg  Parkersburg  Charleston  Greenbrier  Beckley  Service   Once the merger is completed:   • The combined carrier will serve 6 airports across West Virginia. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • Continental Airlines employs 1 person1 in West Virginia, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide West Virginia residents improved service to 222 domestic airports and 148 international airports.   DAILY WEST VIRGINIA   DEPARTURES2   UNITED: 15   CONTINENTAL: 3   TOTAL 18   • Served by both airlines   • United   • Continental Airlines   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010

UNITED LET'S FLY TOGETHER

A United Airlines/Continental Airlines Combination Is Good For Wisconsin:

Wisconsin will benefit from a world class route network serving 370 airports around the world



Wasau
Eau Claire
Green Bay
Appleton
Madison
Milwaukee

- Served by United and Continental Airlines
- United

Service

Once the merger is completed:

- The combined carrier will serve 6 airports across Wisconsin. The combined carrier will continue to serve all the communities each carrier currently serves.

Jobs

- United and Continental Airlines employ 4 people[1] in Wisconsin, in addition to United Express, Continental Express and Continental Connection employees who provide service across our route networks.

Customers

Once the merger is completed:

- The combined carrier will have the industry's leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.
- The combined carrier will provide Wisconsin residents improved service to 222 domestic airports and 148 international airports.

DAILY WISCONSIN DEPARTURES[2]	
UNITED:	39
CONTINENTAL:	15
TOTAL	54

[1] Employee data as of April 2010.
[2] Daily departure data is an average based on 2010

Continental Airlines UNITED STAR ALLIANCE

A United Airlines/Continental Airlines Combination Is Good For Wyoming: Wyoming will benefit from a world class route network serving 370 airports around the world  Cody/Yellowstone  Jackson Hole  Gillette  Casper  Rock Springs   Service   Once the merger is completed:   • The combined carrier will serve 5 airports across Wyoming. The combined carrier will continue to serve all the communities each carrier currently serves.   Jobs   • All employees in Wyoming are employed by Express service affiliates of United who provide service across our route networks.1   Customers   Once the merger is completed:   • The combined carrier will have the industry’s leading frequent flyer program, offering vast opportunities for customers to earn and redeem miles, including on Star Alliance partners.   • The combined carrier will provide Wyoming residents improved service to 222 domestic airports and 148 international airports.   DAILY WYOMING   DEPARTURES2   UNITED: 13   TOTAL 13   Continental Airlines currently does not serve Wyoming United   1 Employee data as of April 2010.   2 Daily departure data is an average based on 2010